SUB-ITEM 77C:

SHAREHOLDER VOTING RESULTS: On April 24, 2009, the Trust held a Special Meeting of Shareholders of the Fund to (1) ratify an interim investment advisory agreement with Allegiant Asset Management Company for the Fund; (2) approve a new investment advisory agreement with Allegiant
Asset Management Company for the Fund; (3) authorize
Allegiant Asset Management Company, upon approval of the Board of Trustees, to enter into or materially amend sub-advisory agreements related to the Fund without shareholder approval, commonly referred to as "manager of managers" arrangements and (4) transact such other business as may properly come before the Meeting and any adjournments thereof on behalf of the Trust. Shareholders of record on February 11, 2009 were entitled to vote on the proposals.
The proposals were approved by shareholders at the meeting held on April 24, 2009 and the following votes were recorded during the meeting:

Allegiant Advantage Institutional Money Market Fund
(Record date shares outstanding: 2,588,885,584.560)

PROPOSAL          FOR                AGAINST           ABSTAINED

1           2,093,798,224.440     16,992,000.000      159,000.000
                       99.19%              0.80%            0.01%

2           2,093,798,224.440     16,992,000.000      159,000.000
                       99.19%              0.80%            0.01%

3           2,085,774,875.440     23,299,349.000    1,875,000.000
                       98.81%              1.10%            0.09%